Exhibit 99.2

July 1, 2016

PERSONAL AND CONFIDENTIAL

Board of Directors
Full Circle Capital Corporation
102 Greenwich Avenue, 2nd Floor
Greenwich, CT 06830

Gentlemen:

We hold a little over 1.1 million shares of FULL Circle Capital Corporation (FULL) common stock, approximately 4.9% of the total outstanding shares.

We are somewhat perplexed by the recently-announced transaction with Great Elm Capital Group (GEC) and the MAST entities (MAST).    We continue to study this transaction, but to date have two major issues for your consideration:

1.                   MAST Assets.  Our preliminary review of the $90MM of MAST assets to be transferred to the surviving Great Elm Capital Corp (Survivor) raises substantial concerns.   MAST proposes to transfer $56MM of securities issued by Avanti Communications (Avanti).   Avanti’s debt is rated as “highly speculative”.  We also note that Avanti’s debt is denominated in US Dollars, though Avanti’s business is headquartered in and substantially focused on Great Britain, whose currency has been battered since the Brexit vote.

The Board should revisit whether speculative Avanti securities are investment-worthy.  Further, given the very illiquid market for the securities, does the Board have the tools to value them accurately?  A small error, magnified across $56MM in securities, can cause FULL shareholders to incur a major loss.  The Board should affirm the value at the board level; a decision of that magnitude cannot be outsourced.

If the MAST assets proposed to be transferred to the Survivor are unduly risky or inappropriately valued, then FULL shareholders are severely and negatively impacted.

2.                  Complex and Questionable Transaction.  We’re still scratching our heads over this unduly complex and convoluted transaction.   Apparently the general investing public agrees with us, since the announcement of the proposed transaction hasn’t narrowed the gap between the current FULL stock price of $2.70 and the latest reported NAV of $3.61 (as of 03/31/16).    If investors had confidence in this deal, that gap would have narrowed significantly.

We view liquidation as a reasonable and more valuable option for FULL.  Even with transaction costs factored in, we ballpark a cash payout in the $3.25 to $3.30 per share range, in cash, under a liquidation scenario based upon FULL’s NAV of $3.61.   We support liquidation as an alternative to the proposed transaction.

We’re not happy with the proposed transaction, and continue to evaluate our options. We’re copying the other major FULL shareholders so that they can also weigh in to the FULL Board with their thoughts on the proposed deal.

                                                                                                                                              Very truly yours,

/s/ David C. Sims

David C. Sims
President

cc:            Bulldog Investors, LLC

cc:            RiverNorth Capital Management, LLC

Sims Capital Management LLC  | 225 East Mason Street, Suite 802  | Milwaukee, WI 53202
(414) 765-1107                         |                    www.simscapital.com